                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             ----------------------

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of June, 2003

                                 CLEARWAVE N.V.
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                 (Translation of registrant's name into English)


                               WORLD TRADE CENTER
                               STRAWINSKYLAAN 707
                       1077 XX AMSTERDAM, THE NETHERLANDS
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                    (Address of principal executive offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                    20-F [x]
                                    40-F [ ]

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                     Yes [ ]

                                     No [x]

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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               Attached hereto is a press release of the Registrant dated June
30, 2003.


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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              CLEARWAVE N.V.



                              By:  /s/ Cornelis van Ravenhorst
                              --------------------------------------------
                                   Name: Cornelis van Ravenhorst
                                   Title: Managing Director


Date:   July 7, 2003


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                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------

99.1       Press release dated June 30, 2003.